UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Premier Exhibitions, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
74051E102
(CUSIP Number)
The Estate of Gerald Couture
c/o Stephen Couture, Personal Representative
5310 North Central Avenue, Suite A
Tampa, Florida 33603
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74051E102

1	NAMES OF REPORTING PERSONS: Gerald L. Couture (deceased)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer
     This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Premier Exhibitions, Inc. (the “Issuer”), whose principal executive offices are located at 3340 Peachtree Road, N.E., Suite 2250, Atlanta, GA 30326. This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D filed by Gerald L. Couture on August 6, 2004.
Item 2. Identity and Background
(a) This Schedule 13D is filed on behalf of Gerald Couture by The Estate of Gerald Couture (the “Estate”).
(b) The address of the Estate is 5310 North Central Avenue, Suite A, Tampa, Florida 33603.
(c) Gerald Couture served as Vice President-Finance, Chief Financial Officer, and Director of the Issuer until his death on July 9, 2005.
(d) During the last five years, Gerald Couture had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Gerald Couture had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Gerald Couture was a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Gerald Couture died on July 9, 2005 after a brief battle with cancer. Prior to his death, Gerald Couture was the beneficial owner of 1,720,874 shares of Common Stock of the Issuer, including options to purchase 750,000 shares of Common Stock.
     Beneficial ownership of such shares of Common Stock of the Issuer transferred to The Estate of Gerald Couture upon Gerald Couture’s death. Stephen Couture, Gerald Couture’s son and the current Vice President-Finance, Chief Financial Officer, and Director of the Issuer, was appointed personal representative of The Estate of Gerald Couture. On January 10, 2006, the Circuit Court for Pinellas County, Florida – Probate Division issued Letters of Administration giving Stephen Couture the power to administer the Estate.
     On July 5, 2006, the options to purchase 750,000 shares of Common Stock were exercised by the Estate in a cashless exercise that resulted in the issuance to the Estate of 708,000 shares of Common Stock. In connection with the settlement of the Estate, on July 20, 2006, such 708,000 shares of Common Stock were distributed to the Irene R. Couture, Revocable Trust dated June 19, 2006.
     The remaining 970,874 shares of Common Stock of the Issuer owned by the Estate were distributed to the beneficiaries of the Estate on October 24, 2006 in connection with the settlement of the Estate. Of the 970,874 shares of Common Stock of the Issuer distributed to the beneficiaries of the Estate, 702,574 shares were distributed to the Irene R. Couture, Revocable Trust dated June 19, 2006.
     As a result of the transactions described in this Item 3, the Estate no longer owns any shares of Common Stock of the Issuer or any options to purchase such Common Stock.
Item 4 Purpose of Transaction
     As described in Item 3 of this Amendment No.1 to Schedule 13D, the Estate exercised the options to purchase 750,000 shares of Common Stock of the Issuer in connection with the settlement of the Estate. As noted in Item 3, all 708,000 shares of Common Stock issued upon such exercise have been distributed by the Estate to the Irene R. Couture, Revocable Trust dated June 19, 2006.
Item 5. Interest in Securities of the Issuer
(a)	As a result of the transactions described in Item 3 of this Amendment No. 1 to Schedule 13D, the Estate is no longer the beneficial owner of any shares of Common Stock of the Issuer.

(b)	Not applicable.

(c)	Information regarding the transactions in Common Stock of the Issuer that were effected by the Estate during the past 60 days is incorporated by reference into this Item 5(c) by reference to the information provided in Item 3 of this Amendment No. 1 to Schedule 13D.

(d)	Not applicable.

(e)	Upon his death on July 9, 2005, Gerald Couture ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer and his Estate became the owner of all securities of the Issuer which Gerald Couture had beneficially owned prior to his death. As described in Item 3, as of October 24, 2006, the Estate no longer owned any shares of Common Stock of the Issuer or options to purchase such shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in Item 3 of this Amendment No. 1 to Schedule 13D regarding the Letters of Administration issued by the Circuit Court for Pinellas County, Florida – Probate Division giving Stephen Couture the power to administer the Estate is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description	Location
A	Issuer’s 2000 Stock Option Plan	Incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K filed on October 20, 2004

B	Issuer’s 2004 Stock Option Plan	Incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed on October 20, 2004.

C	Employment Agreement dated February 2, 2002 between the Issuer and Gerald Couture	Incorporated by reference to Exhibit 10.23.9 to the Issuer’s Form 10-K for year ended February 28, 2002

D	Amendment to Employment Agreement dated April 10, 2004 between the Issuer and Gerald Couture	Incorporated by reference to Exhibit 10.51 to the Issuer’s Form 10-K for the year ended February 29, 2004

E	Letter Agreement dated July 30, 2004 between the Issuer and Gerald Couture	Incorporated by reference to Exhibit D to Issuer’s Schedule 13D filed on August 6, 2004

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Estate of Gerald Couture

Date: November 1, 2006	By: /s/ Stephen Couture
Stephen Couture,
Personal Representative